Exhibit 12.1

Statement of Computation of Ratios of Earnings to Fixed Charges

(Amounts in thousands of dollars)

	Years Ended December 31,					Three Months Ended March 31,

	2003	2002	2001	2000	1999	2004	2003

Income (loss) before taxes and discontinued
operations (a)	$6,032	$(4,481)	$(59,989)	$40,409	$19,677	$3,803	$442

Fixed charges:
Interest expense (b)(c)	4,851	5,625	6,101	2,965	17	1,426	1,209

Rentals:
Buildings, net of sublease income –
14%(d)	404	377	719	668	448	108	80
Office and other equipment – 14%(d)	15	39	41	34	48	3	5

Total fixed charges	$5,270	$6,041	$6,861	$3,667	$513	$1,537	$1,294

Income (loss) before taxes and discontinued
operations, plus fixed charges	$11,302	$1,640	$(53,128)	$44,086	$20,190	$5,340	$1,736

Ratio of earnings to fixed charges	2.1x	(e)	(e)	12.0x	39.4x	3.5x	0.7x

(a)

Included in income (loss) before taxes and discontinued operations was a gain on repurchase of convertible subordinated notes of $825 thousand, $3.0 million and $825 thousand for year ended December 31, 2003, the year ended December 31, 2002, and the three months ended March 31, 2003, respectively. The Company did not repurchase convertible subordinated notes in 2001 and in the three months ended March 31, 2004.

(b)	Amortization of the discount on the Company’s outstanding convertible subordinated notes is included in Interest expense.

(c)

In 2004, the Company’s Board of Directors renewed the authorization to repurchase the convertible subordinated notes in the open market if and when appropriate opportunities present themselves. On May 17, 2004 and June 9, 2004, the Company repurchased $58.8 million principal amount of its convertible subordinated notes in the open market. The remaining principal balance of the convertible subordinated notes after the repurchase is $10.0 million. The interest expense from the convertible subordinated notes will decrease. If the Company elects to repurchase additional amounts of its convertible subordinated notes in the open market, interest expense from convertible subordinated notes will decrease.

(d)

Management believes that 14% is a reasonable approximation of the interest factor on rentals. Building, office and other equipment rental fees that were included in restructuring charges were excluded from fixed charges.

(e)

The earnings to fixed charges ratio was less than 1:1 due to the losses reported for the years ended December 31, 2002 and 2001. To achieve an earnings to fixed charges ratio of 1:1, the Company would need to generate additional income of $4.5 million and $60.0 million for the years ended December 31, 2002 and 2001, respectively.